Exhibit 99.1
News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Intention to Renew Normal Course Issuer Bid
TORONTO, October 27, 2010 – Bank of Montreal (TSX, NYSE: BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange (TSX), to renew its normal course issuer bid through the facilities of the TSX. Bank of Montreal (the Bank) intends to file a notice of intention with the TSX in this regard.
The notice will provide that the Bank may purchase for cancellation on the TSX up to 15,000,000 common shares, being approximately 2.7 per cent of the ‘public float’ (as such term defined in the TSX Company Manual) of common shares, over a one-year period. The period would begin once all required approvals have been obtained. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by the Bank.
The Bank will pay the market price for the shares at the time of acquisition. The Bank’s current 12-month normal course issuer bid will expire on December 1, 2010, and, to date, the Bank has not repurchased any common shares under that bid. There were 566,162,345 Bank of Montreal common shares issued and outstanding as at September 30, 2010, and the public float was 565,571,873 common shares.
The normal course issuer bid is being renewed as part of the Bank’s capital management strategy.

For Media Relations Enquiries:
Ralph Marranca, Toronto, 416-867-3996, ralph.marranca@bmo.com
Ronald Monet, Montreal, 514-877-1873, ronald.monet@bmo.com
For Investor Relations Enquiries:
Viki Lazaris, Toronto, 416-867-6656, viki.lazaris@bmo.com
Andrew Chin, Toronto, 416-867-7019, andrew.chin@bmo.com
Internet:  www.bmo.com